

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 19, 2010

Billy M. Dodson
President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

> **Re: Ministry Partners Investment Company, LLC**
> **Registration Statement on Form S-1**
> **Filed December 23, 2009**
> **File No. 333-163970**

Dear Mr. Dodson:

We have limited our review of your filing to those issues we have addressed in our comments and we have not conducted a review of the financial statements in the filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   Please file all missing exhibits with your next amendment.

2.   In your next amendment, please include compensation information for the fiscal year ended December 31, 2009. See Regulation S-K Compliance and Disclosure Interpretation 217.11.

Prospectus Cover Page

3.   Please advise us how a purchaser knows what specific interest rate he or she will be receiving if that person was to purchase a note. Please insure that whatever the specific rate will be, that rate is clear and understandable to the investor when the investment is made.

Frequently Asked Questions About the Notes, page 1

4.   Reference is made to the question on page 3, "Can I require you to cash in my Note before it is due?" At the end of the answer, state that you are not required to honor the request and direct the reader to study the next question and answer.

Prospectus Summary, page 8

5.   We note that in April 2008 you registered $80 million of Class A Notes and that $36.5 million of those notes were outstanding at December 31, 2008. In the summary, please provide updated information regarding the amount of Class A Notes that are outstanding and explain why you are conducting this offering when you appear to have the ability to issue several hundred million in debt pursuant to other effective registration statements.

6.   Reference is made to the subsection "The Flex Series Notes" on page 9. In the first paragraph, note whether or not the prepay option is cumulative. For example, if a holder after 3 years makes his or her first request for prepayment, would the company pay 10% or 30%?

7.   Reference is made to "Our Other Debt Securities" on page 11. Please advise us whether or not the $8.7 million of other debt is senior to the notes.

Risk Factors, page 12

8.   Please include a risk factor regarding your intent to issue up to $200 million of secured notes in 2010 and 2011. Also note this in the summary section and in the last question on page 3 in the FAQ, amend the response to note your plans to issue what are in effect senior securities.

9.   On page 20, in the first risk factor on that page, please note the percentage of your loan portfolio that is secured by loans on properties in California.

Our Mortgage Loan Investments, page 37

10. Please provide a description of your loans that extends well beyond the description contained in this section and in the notes to your financial statements. Among other things, include detailed and quantified information regarding terms, maturities, delinquencies and other risk elements. See Industry Guide 3 for examples of the type of information you may consider providing.

Delinquency Management and Collection, page 41

11. Contrast the September 30, 2009 delinquency information with that at December 31, 2008 and, in addition, provide the information in dollar amounts.

Nine Months Ended September 30, 2009…page 57

12. In this section or in response to our comments under "Our Mortgage Loan Investments," on page 37 discuss the reasons why your loan receivables have decreased by $82 million between December 31, 2008 and September 30, 2009.

Plan of Distribution, page 76

13. We note that you are offering the notes directly by certain of your officers and managers and that you plan to pay certain employees participating in the sale of the notes compensation based on the amount of the notes that they place. Please provide us with more information regarding the employee compensation arrangement and the employees themselves. For example, tell us how many employees may be compensated in this manner, when those employees were hired and what their job descriptions are.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst